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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **February 2008**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)

Date: February 13, 2008

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SHARPE RESOURCES CORPORATION

C.U.S.I.P # 82001L100 **NEX:SHO.H**
LISTED STANDARD & POORS **OTCBB : SHGPF**

SHARPE ACQUIRES 100 PERCENT INTEREST IN

STANDARD ENERGY COMPANY

FOR IMMEDIATE RELEASE

HEATHSVILLE, VA, JANUARY 7, 2008, SHARPE RESOURCES CORPORATION: (SHO.H) The Sharpe has acquired a 100% interest in Standard Energy Company. The cash and stock transaction includes a cash payment of $250,000 and the issuance of 2 million shares of Sharpe common stock valued at $0.25 per share is subject to regulatory approvals. This transaction completes a previously announced (July 5, 2006) purchase agreement between the parties for a large coal property located in Preston County, West Virginia that was initially an investment in the property by Sharpe.

Standard Energy's primary asset includes 100% ownership interest in the all of coal seams on more than 17,000 acres in Preston County, West Virginia. According to Qualified Person, Roland M. Larsen the mineral ownership includes approximately six (6) separate coal seams to include the Bakerstown, Upper Freeport, Lower Freeport, Upper Kattanning and Lower Kattanning followed by the deeper Clarion coal seam. Some of the Bakerstown and Upper Freeport coal has been mined previously on this property. Sharpe has completed an evaluation of the coal resources on the property with the help of an independent coal resource consulting firm.

This property offers an excellent opportunity for the development of a large coalbed methane (CBM) program encompassing the ability to drill and complete a several hundred well drilling program. Some of the coal resources are potentially mineable, as indicated some of these coal resources have been mined previously. In addition to the CBM program, this effort will include the evaluation and selection of areas on the property that have potential for the development of a coal gasification project. This effort would include evaluating the surface and underground coal gasification (UCG) coal mine development resource potential of this property. UCG eliminates the need to mine the coal as well as providing a combustible gas that can be used for industrial heating and power generation. The gas can be processed to remove carbon dioxide before it is sold, thereby providing a source of clean energy with minimal green house gas emissions.

The Company is evaluating the possibility leasing additional coal resources on property that adjoins Sharpe's current land position.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press release.

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen, qualified person, NI-43-101 @ (804) 580-8107 or FAX @ (804) 580-4132
Visit our website at sharpe-resources.com